

09059705

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-25844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Institutional Brokerage Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

377 Butterfield Road
(No. and Street)

Lombard,   IL   60148
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Vance   630-789-4219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1 North Wacker   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



AFFIRMATION

I affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature - Greg Vance, CFO

_____
Notary Public

This report contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SunGard Institutional Brokerage Inc.
Index
December 31, 2008



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 27, 2009

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	25,215,506
Accounts receivable, net of allowance of $577,773		14,893,851
Due from affiliates and Parent		9,313,727
Furniture, equipment, software and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,349,075		4,314,091
Deferred tax asset, net		601,722
Prepaid expenses and other assets		1,180,924
Total assets	$	55,519,821

Liabilities and Shareholder's Equity

Due to affiliates and Parent	$	2,675,868
Accrued compensation and benefits		4,353,441
Accrued expenses and other liabilities		5,381,499
Fees payable		2,389,242
Accrued soft dollar liabilities		4,547,211
Total liabilities		19,347,261
Commitments and contingencies (Note 10)		
Shareholder's equity		36,172,560
Total liabilities and shareholder's equity	$	55,519,821

The accompanying notes are an integral part of this statement of financial condition.

SunGard Institutional Brokerage Inc.
Notes to Statement of Financial Condition
December 31, 2008

1. **Organization**

   SunGard Institutional Brokerage Inc. (the "Company" or "SIBI") is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority inc. ("FINRA"). The Company is a wholly-owned subsidiary of SunGard Investment Ventures LLC (the "Parent"), whose parent is SunGard Data Systems Inc. ("SunGard").

2. **Significant Accounting Policies**

   The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   The Company generates commissions from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties. The Company generates fee income by offering an electronic order routing network for placing securities trades through brokers and ECNs, and through an alliance with a major financial institution that provides straight-through securities processing to the investment management community. Additionally, the Company earns fee income from providing an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation and acts as an asset aggregator for money market mutual funds. These services are offered under agreement with MidAtlantic Capital Corporation, a registered broker-dealer in securities with FINRA. The Company also has an agreement with a major financial institution to provide custodial, trust, clearing and other services.

   The Company records commission revenue, transaction based fee income and related expenses on a trade-date basis.

   Revenue from consulting fees, interest income and other miscellaneous fees are recorded when earned.

   The Company also provides soft dollar research services. Costs related to services which have been provided to customers but not yet paid for, through earned commissions are deferred to the extent that the Company ultimately deems them to be collectible. These costs amounted to $48,973 at December 31, 2008 and are included in other assets on the statement of financial condition. Amounts that have been received through soft dollar commissions on securities transactions that are in excess of services provided are presented as accrued soft dollar liabilities agreements on the statement of financial condition to the extent the Company ultimately expects to incur expenses through the payment for services under the soft dollar arrangements.

   Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions and recoveries charged to income and is reduced by charge offs.

Management estimates that the fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value, due to their short- term nature.

Furniture and equipment are recorded at cost less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from two to 10 years. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Identifiable intangible assets consist of customer lists and are amortized over a period of six years. Management tests intangible assets for recoverability annually, or when events or changes in circumstances occur that could significantly increase the risk of impairment of these assets. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount. Estimated fair value is then compared to the recorded book value to determine if impairment is indicated. If management determines these assets are not recoverable, an impairment condition would exist and the impairment loss would be measured as the amount by which the recorded amount of those assets exceeds their estimated fair value. As of December 31, 2008 all identifiable intangibles were fully amortized (see Note 4).

The Company is part of the consolidated federal and certain state tax returns of SunGard. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. In addition, the Company files state and local income tax returns in various states on a separate-return basis.

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As the Company settles federal deferred taxes currently with SunGard, no federal deferred tax assets were recorded at December 31, 2008.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, allowing deferral of the implementation of FIN 48. On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. The Company adopted the provisions of FIN 48 effective January 1, 2009. Adoption of FIN 48 did not have a material effect on the Company's financial position.

Certain employees of the Company participate in SunGard stock option and award plans. SunGard adopted Statement of Financial Accounting Standards No. 123R (revised 2004), "Share-Based Payment" ("SFAS 123R") using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. SFAS 123R requires companies to expense their fair value of employee stock options and similar awards over the employee requisite service period. Under the fair value recognition provision of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense by the Company through inter-company charges, over the requisite service period. See Note 6 for more information on stock-based compensation.

3.   Related-Party Transactions

The Company receives floor brokerage and clearing services from an affiliated broker-dealer.

The Company reimburses affiliates for rent paid on its behalf for New York and Illinois offices.

Certain costs incurred by the Parent and affiliates are allocated to the Company under an inter-company agreement on a consistent basis predicated on arms-length costs.

The Company settles all inter-company transactions with SunGard and its subsidiaries periodically throughout the year. Amounts due from and due to Parent and affiliates represent unsettled transactions at December 31, 2008. Due from affiliates and Parent recorded on the statement of financial condition consist primarily of amounts owed by SunGard Institutional Products LLC, an affiliate, related to shared services provided by the Company. Due to affiliates and Parent recorded on the statement of financial condition consist primarily of income taxes and employee benefits payable to the Parent.

4.   Intangible Assets

Identifiable intangible assets acquired in 2002 consist of the following:

Customer lists	$ 9,720,094
Less: Accumulated amortization	(9,720,094)
	$ -

5.   Furniture, Equipment, Software and Leasehold Improvements

As of December 31, 2008, furniture, equipment, software and leasehold improvements included the following:

Software	$ 1,495,476
Telecommunications equipment	238,089
Computer	4,614,143
Furniture and fixtures	787,638
Leasehold improvements	1,527,820
	8,663,166
Accumulated depreciation and amortization	(4,349,075)
	$ 4,314,091

SunGard Institutional Brokerage Inc.
Notes to Statement of Financial Condition
December 31, 2008

6.   **Stock Option and Award Plans**

To provide long-term equity incentives, the SunGard Management Incentive Plan was established. Under this plan, certain management and key employees are granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard Capital Corp (the ultimate Parent). Employee stock-based compensation expense is determined by SunGard Capital Corp and recognized by the Company through an intercompany charge.

7.   **Savings Plans**

The Company participates in a 401(k) defined contribution plan (the "Plan") sponsored by its Parent covering substantially all employees. The plan provides that employee contributions are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contributions to 4% of the employee's compensation.

8.   **Income Taxes**

At December 31, 2008, the Company has a net state deferred tax asset of $601,722. The significant component of the net state deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and therefore, no valuation allowance is required.

In addition, at December 31, 2008, the Company has an income tax payable to the Parent and state and local tax authorities of $738,160. This is included in due to affiliates and Parent on the statement of financial condition.

9.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $6,595,589 which exceeded the minimum requirement of $1,289,817 by $5,305,772. The Company's net capital ratio was 2.93 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

10.   **Commitments and Contingencies**

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provisions for rent escalation. At December 31, 2008, the future minimum annual rent commitments for the operating leases are as follows:

Year ended December 31, 2008

2009	$	840,609
2010		808,383
2011		815,864
2012		807,346
2013		734,562
Thereafter		2,238,809
	$	6,245,573

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a liability would be recorded.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2008.

11. Credit Risk, Guarantees and Indemnification

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, the Company, through its clearing brokers, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trading obligations. If necessary, the Company may direct its clearing brokers to liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits held by the clearing brokers at December 31, 2008 are adequate to mitigate the risk of material loss.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. The Company monitors the financial standing of its clearing brokers and all customers and counterparties to whom it extends credit.

Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company believes the risk of loss to be remote.

The Company maintains its cash balances in several accounts with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company's uninsured cash balance with these financial institutions was $24,715,506.

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2008

Available for Public Inspection